UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*
Reata Pharmaceuticals, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

75615P103
(CUSIP Number)

John Bateman
CPMG, Inc.
4215 West Lovers Lane, Suite 100
Dallas, Texas 75209
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 75615P103	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,589,758 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,589,758 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,589,758 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount includes Class B Shares that are convertible, on a one-for-one basis, into Shares, as described further in Item 5 herein.
(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total Shares outstanding plus the Shares that the Reporting Person has the right to acquire upon conversion of Class B Shares it owns.

SCHEDULE 13D
CUSIP No.: 75615P103	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
374,987 (1), (2)

	8	SHARED VOTING POWER
4,645,444 (1)

	9	SOLE DISPOSITIVE POWER
374,987 (1), (2)

	10	SHARED DISPOSITIVE POWER
4,645,444 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,020,431 (1), (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes Class B Shares that are convertible, on a one-for-one basis, into Shares, as described further in Item 5 herein.
(2) This amount includes 30,591 Shares that the Reporting Person has the right to acquire within 60 days upon exercise of options granted to the Reporting Person, of which options to acquire 29,115 Shares are currently exercisable, and 37,694 Class B Shares that the Reporting Person has the right to acquire within 60 days upon exercise of options granted to the Reporting Person, all of which options are currently exercisable.
(3) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total Shares outstanding, plus the Shares that the Reporting Person has the right to acquire upon exercise of options he owns and upon conversion of Class B Shares he owns or has the right to acquire upon exercise of options he owns.

SCHEDULE 13D
CUSIP No.: 75615P103	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
ANTAL ROHIT DESAI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,467

	8	SHARED VOTING POWER
4,589,758

	9	SOLE DISPOSITIVE POWER
31,467

	10	SHARED DISPOSITIVE POWER
4,589,758

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,621,225

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total Shares outstanding plus the Shares that the Reporting Person has the right to acquire upon conversion of Class B Shares he owns.

SCHEDULE 13D
CUSIP No.: 75615P103	Page 5 of 10 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Reata Pharmaceuticals, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2801 Gateway Drive, Suite 150, Irving, TX 75063. This Amendment No. 15 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016, as amended by Amendment No. 1, filed with the SEC on June 28, 2016, Amendment No. 2, filed with the SEC on July 1, 2016, Amendment No. 3, filed with the SEC on August 9, 2016, Amendment No. 4, filed with the SEC on August 19, 2016, Amendment No. 5, filed with the SEC on December 6, 2016, Amendment No. 6, filed with the SEC on December 20, 2016, Amendment No. 7, filed with the SEC on January 4, 2017, Amendment No. 8, filed with the SEC on March 6, 2017, Amendment No. 9, filed with the SEC on June 23, 2017, Amendment No. 10, filed with the SEC on August 3, 2017, Amendment No. 11, filed with the SEC on November 13, 2017, Amendment No. 12, filed with the SEC on December 29, 2017, Amendment No. 13, filed with the SEC on July 31, 2018, and Amendment No. 14, filed with the SEC on December 30, 2020 (collectively, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 15 have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. CPMG, Inc. (“CPMG”);
2. R. Kent McGaughy, Jr., (“Mr. McGaughy”); and
3. Antal Rohit Desai (“Mr. Desai”).

This Schedule 13D relates to Shares and Class B Shares held by CPMG directly as well as Shares and Class B Shares held for the accounts of the following funds and managed accounts for which CPMG is the investment manager: (i) Kestrel Fund, L.P., a Texas limited partnership (“Kestrel Fund”); (ii) Willet Fund, L.P., a Texas limited partnership (“Willet Fund”); (iii) CD Fund, L.P., a Texas limited partnership (“CD Fund”); (iv) Mallard Fund, L.P., a Texas limited partnership (“Mallard Fund”); (v) Yellow Warbler, L.P., a Texas limited partnership (“Yellow Warbler”); (vi) Redbird Life Sciences Partners, L.P., a Texas limited partnership (“Redbird Life Sciences Partners”); (vii) Crested Crane, LP, a Delaware limited partnership (“Crested Crane”); (viii) Gallopavo, LP, a Texas limited partnership (“Gallopavo”); (ix) Roadrunner Fund, LP, a Texas limited partnership (“Roadrunner Fund”); (x) Sandpiper Fund, LP, a Texas limited partnership (“Sandpiper Fund”); (xi) Killdeer Fund, LP, a Texas limited partnership (“Killdeer Fund”); (xii) Barred Owl Partners, LP, a Texas limited partnership (“Barred Owl”); (xiii) Nighthawk Partners, LP, a Delaware limited partnership (“Nighthawk”); (xiv) Elepaio Partners, LP, a Texas limited partnership (“Elepaio”); and (xv) a managed account for Trustees of the University of Pennsylvania (“UPenn Managed Account”, and, together with Kestrel Fund, Willet Fund, CD Fund, Mallard Fund, Yellow Warbler, Redbird Life Sciences Partners, Crested Crane, Gallopavo, Roadrunner Fund, Sandpiper Fund, Killdeer Fund, Barred Owl, Nighthawk and Elepaio, the “CPMG Funds”). Each of Mr. McGaughy and Mr. Desai is a shareholder and managing partner of CPMG and may be deemed to share voting and investment power with respect to the shares held directly by CPMG and the CPMG Funds.

This Schedule 13D also relates to Shares, Class B Shares and options to acquire Shares and Class B Shares held by Mr. McGaughy directly and indirectly: (i) through Lagos Trust, of which Mr. McGaughy serves as trustee; and (ii) through Traweek Children’s Trust, of which Mr. McGaughy serves as trustee.

This Schedule 13D also relates to Shares held by Mr. Desai indirectly through The 2:22 DNA Trust, of which Mr. Desai serves as trustee.

The address of the principal business office of each of CPMG, Mr. McGaughy and Mr. Desai is 4215 West Lovers Ln, Suite 100, Dallas, Texas 75209.

SCHEDULE 13D
CUSIP No.: 75615P103	Page 6 of 10 Pages
CPMG is a Texas corporation; each of Mr. McGaughy and Mr. Desai is a citizen of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 28, 2023, the Issuer and Biogen Inc., a Delaware corporation (“Parent” or “Biogen”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Biogen, and River Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Parent would acquire all the issued and outstanding Shares and Class B Shares for cash consideration of $172.50 per Share (the “Merger”).

Also on July 28, 2023, concurrently with the execution of the Merger Agreement, Parent and Merger Sub entered into voting and support agreements with certain stockholders of the Issuer (each, a “Voting and Support Agreement”), including CPMG, for itself and on behalf of each of the CPMG Funds, and Mr. McGaughy, a member  of the Issuer’s board of directors, for himself and as a trustee of each of Lagos Trust and Traweek Children’s Trust (collectively, the “CPMG Signatories”). Pursuant to the terms of the Voting and Support Agreement signed by the CPMG Signatories (the “CPMG Voting and Support Agreement”), and subject to the conditions contained therein, each of the CPMG Signatories has agreed, among other things, to vote all of the CPMG Signatories’ Shares and Class B Shares (i) in favor of the adoption of the Merger Agreement and any other matters necessary for the consummation of the Merger and other transactions contemplated thereby and (ii) against any indication of interest, offer or other proposal that relates to an Acquisition Proposal (as defined in the Merger Agreement) or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger or matters contemplated by the Merger Agreement.  The CPMG Signatories further agreed not to convert any of their Class B Shares into Shares without the prior written consent of Parent. The CPMG Voting and Support Agreement terminates in certain circumstances, including written notification to Parent of a Recommendation Change in accordance with the terms of the Merger Agreement, the valid termination of the Merger Agreement in accordance with its terms, or the effective time of the Merger.

The foregoing description of the CPMG Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the CPMG Voting and Support Agreement, the full text of which is filed as Exhibit O to this Amendment No. 15 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 (a)-(c) of the Schedule 13D is hereby amended by adding the following:

(a, b) As of the date hereof, CPMG may be deemed to be the beneficial owner of 4,589,758 Shares (approximately 13.2% of the total number of Shares outstanding). This amount includes 2,896,901 Shares and 1,692,857 Shares obtainable upon conversion of Class B Shares. These Shares are held for the following accounts:

(A) 160,265 Shares and 307,776 Shares obtainable upon conversion of Class B Shares held for the account of Kestrel Fund;
(B) 282,246 Shares and 114,946 Shares obtainable upon conversion of Class B Shares held for the account of Willet Fund;

SCHEDULE 13D
CUSIP No.: 75615P103	Page 7 of 10 Pages
(C) 11,076 Shares and 123,279 Shares obtainable upon conversion of Class B Shares held for the account of CD Fund;
(D) 109,415 Shares and 150,186 Shares obtainable upon conversion of Class B Shares held for the account of Mallard Fund;
(E) 431,155 Shares and 993,929 Shares obtainable upon conversion of Class B Shares held for the account of Yellow Warbler;
(F) 134 Shares and 1,490 Shares obtainable upon conversion of Class B Shares held for the account of Redbird Life Sciences Partners;
(G) 37,909 Shares held for the account of Crested Crane;
(H) 442,560 Shares held for the account of Gallopavo;
(I) 748,253 Shares held for the account of Roadrunner Fund;
(J) 334,740 Shares held for the account of Sandpiper Fund;
(K) 137,962 Shares held for the account of Killdeer Fund;
(L) 44,200 Shares held for the account of Barred Owl;
(M) 116,512 Shares held for the account of Nighthawk;
(N) 5,464 Shares held for the account of Elepaio;
(O) 34,897 Shares held for the account of UPenn Managed Account; and
(P) 113 Shares and 1,251 Shares obtainable upon conversion of Class B Shares held directly by CPMG.

As of the date hereof, Mr. McGaughy may be deemed to be the beneficial owner of 5,020,431 Shares (approximately 14.3% of the total number of Shares outstanding). This amount includes 2,926,776 Shares, 2,025,370 Shares obtainable upon conversion of Class B Shares, 30,591 Shares obtainable within 60 days upon exercise of options granted to Mr. McGaughy, and 37,694 Shares obtainable within 60 days upon conversion of Class B Shares obtainable upon exercise of options granted to Mr. McGaughy, held as follows:

(A)  4,589,758 Shares beneficially owned by CPMG, over which Mr. McGaughy and Mr. Desai share voting and investment control;
(B)  25,004 Shares, 278,309 Shares obtainable upon conversion of Class B Shares, 30,591 Shares that are obtainable within 60 days upon exercise of options, and 37,694 Shares obtainable within 60 days upon conversion of Class B Shares obtainable upon exercise of options, held by Mr. McGaughy, over which he has sole voting and investment control;
(C)  4,591 Shares and 51,095 Shares obtainable upon conversion of Class B Shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and investment control with Emily M. McGaughy; and
(D)  280 Shares and 3,109 Shares obtainable upon conversion of Class B Shares held by Traweek Children’s Trust, of which Mr. McGaughy is trustee and has sole voting and investment control.

Of the options to acquire Shares granted to Mr. McGaughy, 29,115 have vested and are currently exercisable and 1,476 are scheduled to vest within the next 60 days.  All of the Class B Share options granted to Mr. McGaughy have vested and are currently exercisable.

As of the date hereof, Mr. Desai may be deemed to be the beneficial owner of 4,621,225 Shares (approximately 13.3% of the total number of Shares outstanding). This amount includes 2,928,368 Shares and 1,692,857 Shares obtainable upon conversion of Class B Shares, held as follows:

(A)  4,589,758 Shares beneficially owned by CPMG, over which Mr. Desai and Mr. McGaughy share voting and investment control; and
(B)  31,467 Shares held by The 2:22 DNA Trust, of which Mr. Desai is trustee and has shared voting and investment control with his spouse.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (1) 33,036,126 Shares outstanding as of May 5, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2023, (2) the number of Shares the Reporting Person has the right to acquire upon conversion of their Class B Shares into Shares on a one-for-one basis, and, (3) for purposes of calculating the beneficial ownership percentage of Mr. McGaughy, the number of Shares Mr. McGaughy has the right to acquire upon exercise of options he owns.

SCHEDULE 13D
CUSIP No.: 75615P103	Page 8 of 10 Pages
(c) On June 10, 2023, in connection with his service as a director on the Issuer's board of directors, Mr. McGaughy was awarded options to acquire 4,275 Shares, plus opted to receive options to acquire 1,628 Shares in lieu of director fees of $119,954. These options have an exercise price of $93.61 per Share, vest in four equal installments on September 7, 2023, December 7, 2023, March 7, 2024, and June 5, 2024, subject to continued service through each vesting date, and expire on June 7, 2033.  There have been no other transactions by the Reporting Persons in Shares or Class B Shares in the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Amendment No. 15 is incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit N: Joint Filing Agreement

Exhibit O: CPMG Voting and Support Agreement, dated as of July 28, 2023 (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by the Issuer with the SEC on July 31, 2023).

SCHEDULE 13D
CUSIP No.: 75615P103	Page 9 of 10 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.
By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.
/s/ R. Kent McGaughy, Jr.

ANTAL ROHIT DESAI
/s/ Antal Rohit Desai
August 1, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
CUSIP No.: 75615P103	Page 10 of 10 Pages
EXHIBIT N

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of Reata Pharmaceuticals, Inc., dated as of August 1, 2023 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

CPMG, INC.

By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.
/s/ R. Kent McGaughy, Jr.

ANTAL ROHIT DESAI
/s/ Antal Rohit Desai
August 1, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).